Filing Fee Exhibit

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

Bank of America Corporation

(Exact Name of Subject Company as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	$1,042,994,504.00(1)	0.00011020	$114,937.99(2)
Fees Previously Paid	—	—	—
Total Transaction Valuation	$1,042,994,504.00
Total Fees Due for Filing			$114,937.99
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$114,937.99

(1)

Estimated solely for the purposes of determining the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Value has been calculated assuming that the maximum $1,500,000,000 aggregate liquidation preference of Depositary Shares to be purchased in the Offers, will consist solely of $911,000,000 aggregate liquidation preference of the Series PP Depositary Shares in Acceptance Priority Level 1 and $589,000,000 aggregate liquidation preference of the Series QQ Depositary Shares in Acceptance Priority Level 2. In such case, the aggregate cash consideration to be paid for such Depositary Shares in the Offers will be $1,042,994,504.00, consisting of $633,598,601.48 aggregate cash consideration to be paid for such Series PP Depositary Shares and $409,395,902.52 aggregate cash consideration to be paid for such Series QQ Depositary Shares (assuming the Offers settle on the scheduled Settlement Date). Capitalized terms that are used but not defined in this Filing Fee Exhibit have the meanings ascribed to them in the Schedule TO to which this exhibit relates.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, as amended, equals $110.20 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01102% of the aggregate Transaction Valuation).